March 9, 2020

David Walker
Executive Vice President and Chief Financial Officer
Level One Bancorp Inc
32991 Hamilton Court
Farmington Hills, MI 48334

       Re: Level One Bancorp Inc
           Registration Statement on Form S-4
           Filed March 5, 2020
           File No. 333-236920

Dear Mr. Walker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Bill Fay